Exhibit 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 2, 2026

Tomas Ackerman

/s/ Tomas Ackerman
Tomas Ackerman

Daniel Goodman

/s/ Daniel Goodman
Daniel Goodman

CARNELIAN ENERGY CAPITAL HOLDINGS, LLC

/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Authorized Signatory

CARNELIAN ENERGY CAPITAL GP V, L.P.
By: Carnelian Energy Capital Holdings, LLC, its general partner

/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Authorized Signatory

CARNELIAN ENERGY CAPITAL V, L.P.
By: Carnelian Energy Capital GP V, L.P., its general partner
By: Carnelian Energy Capital Holdings, LLC, its general partner

/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Authorized Signatory

CEC SELENITE III HOLDINGS, LLC
By: Carnelian Energy Capital V, L.P., its sole member
By: Carnelian Energy Capital GP V, L.P., its general partner
By: Carnelian Energy Capital Holdings, LLC, its general partner

/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Authorized Signatory

ETINELES HOLDINGS V, LLC
By: CEC Selenite III Holdings, LLC, its sole member
By: Carnelian Energy Capital V, L.P., its sole member
By: Carnelian Energy Capital GP V, L.P., its general partner
By: Carnelian Energy Capital Holdings, LLC, its general partner

/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Authorized Signatory